SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NeuroOne Medical Technologies Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64130M 100

(CUSIP Number)

Wade Fredrickson

4825 Suburban Drive

Shorewood, MN 55331

(612) 940-2771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64130M 100

1	NAME OF REPORTING PERSON: Wade Fredrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,113,459*
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,113,459*
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,113,459*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.7%* (See Item 5 herein)
14	TYPE OF REPORTING PERSON: IN

* This is an amended Number.

END OF COVER PAGE

2

CUSIP No. 64130M 100	Page 3 of 4

This Amendment No. 2 amends the Schedule 13D dated July 20, 2017, as amended by the Schedule 13D/A dated March 1, 2018 (as amended, the “Schedule 13D”) of Wade Fredrickson, an individual, in respect of shares of common stock, par value $0.001 per share (the “Common Stock”), of NeuroOne Medical Technologies Corporation, a Delaware corporation (the “Issuer”), as follows (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D):

Item 5. Interest in Securities of the Issuer. Item 5(a), (b) and (c) are hereby amended to read in their entirety as follows:

(a) – (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Wade Fredrickson	2,113,459	15.7%	2,113,459	0	2,113,459	0

* Based on 13,490,204 shares of Common Stock outstanding as of August 9, 2019 was 13,490,204 as represented in the Issuer Form 10Q for the period ended June 30, 2019.

(c)	Except for the transactions described in Item 6 of this Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by Mr. Fredrickson.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Item 6 is hereby amended to read in its entirety as follows:

As of October 21, 2019, Mr. Fredrickson sold an aggregate of 500,000 shares of Common Stock to six unrelated purchasers, Dr. Faisal Siddiqui, Anish Monga, Sean Wambold, Mustafa Ameenuddin, Haider Akmal, and RTI Consulting LLC, pursuant to six, privately-negotiated, transactions.

On October 21, 2019, Mr. Fredrickson entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer in which he agreed, subject to certain exceptions, not to offer, sell, transfer or otherwise dispose of the Issuer’s securities for a period of 18 months following the effective date of the Agreement.

Except as described above, to the knowledge of Mr. Fredrickson, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the person named in Item 2 or between such person and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits. Item 7 is hereby amended to add an Exhibit 3 thereto as follows:

Exhibit 3 Lock-Up Agreement dated October 21, 2019

CUSIP No. 64130M 100	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2019

WADE FREDRICKSON
/s/ Wade Fredrickson
Wade Fredrickson, individually